THORNBURG INVESTMENT TRUST
Forms of Resolution
Approval of Fidelity Bond

     RESOLVED, that the Trustees hereby approve the form of bonding coverage provided under that certain Financial Institution Investment Company Asset Protection Bond with Federal Insurance
Company in the amount of $25 million;

     FURTHER RESOLVED, that the Trustees hereby approve the allocation to Thornburg Investment Trust fifteen percent of the premium charged for the bonding coverage described in the preceding resolution, which amount shall be further allocated among the Funds of the Trust in proportion to each Fund's net assets;

     FURTHER RESOLVED, that the Trustees authorize and direct the Trust's president (or other officers acting under his direction) to continue the agreement with Thornburg Investment Management, Inc. and Thornburg Securities Corporation for allocation of any recoveries under the bonding coverage described in the preceding resolution, in accordance with Rule 17g-1 under the Investment Company Act of 1940, and to make any revisions to that agreement as he feels are necessary or desirable to reflect the identity of the new underwriter for the bonding coverage; and

     FURTHER RESOLVED, that the Trust's principal financial officer, and his successor in that office, acting himself or through other officers or representatives of the Trust, is hereby designated as the officer of the Trust who will make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940.